ASX AND NASDAQ ANNOUNCEMENT

24 May 2018

Integrated Media Technology Limited subsidiary enters into a share subscription agreement to raise approximately AUD 2,539,000 (HKD $15 Million)

Integrated Media Technology Limited (ASX:ITL; NASDAQ:IMTE) ("IMT" or the "Company") announces today that, its wholly owned subsidiary, Marvel Digital Limited ("MDL"), has entered into a Share Subscription Agreement (the "Subscription Agreement"), dated 24 May 2018, with an independent investor (the "Investor"), pursuant to which MDL agreed to issue and sell to the Investor, and the Investor agreed to purchase, 15,790 ordinary shares of MDL ("New Shares"), at an aggregate subscription price of HK$ 15 million, approximately AUD 2,539,000.

The consideration will be paid by the Investor in cash by four instalments, in which a non-refundable amount of HK$ 2 million, approximately AUD 339,000 has been paid by the Investor upon signing of the Subscription Agreement, HK$ 5 million, approximately AUD 846,000 shall be paid on or before 5 June 2018, HK$ 4 million, approximately AUD 677,000 shall be paid on or before 1 July 2018 and the remaining of HK$ 4 million, approximately AUD 677,000 shall be paid on or before 1 August 2018. On or before 6 August 2018, MDL shall issue and allot to the Investor, the number of shares in MDL equivalent to the instalment payments received up to and including 1 August 2018 at the Subscription Share Price.

The net proceeds from this issue of ordinary shares will be used by MDL for general working capital purposes.

About Integrated Media Technology Limited ("IMT")

IMT is engaged in the investment, development and commercialization of visual technology with a focus on glasses-free 3D (also known as autostereoscopic 3D) display technology. Through its subsidiary, Marvel Digital Limited, IMT designs and sells glasses-free 3D products for the industrial market. These products include glasses-free 3D digital signage and video wall, 3D conversion equipment and software for the film/video production industry. For the consumer market, IMT through its subsidiary, GOXD Technology Ltd., offers consumer products such as glasses-free 3D digital photo frame, smartphone, tablet and TV. IMT is headquartered in Hong Kong with regional offices in Australia and China. IMT is traded on the Nasdaq under the symbol "IMTE" and on the ASX under the symbol "ITL". For more information, please visit www.imtechltd.com.

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

Safe Harbor Statement

This press release contains certain statements that may include "forward-looking statements". All statements other than statements of historical fact included herein are "forward-looking statements". These forward-looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

U.S Investor Relations Contact:

PCG Advisory Group

Adam Holdsworth, Managing Director

Email: adamh@pcgadvisory.com

Phone: +1 646-862-4607

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948